Stopping Airborne Pathogens

Indoor Air Quality as a Service For Commercial Restrooms and Sports Locker Rooms

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Presenter:
Marc McConnaughey-President/CEO
Temecula, CA
marcm@iatrixAir.com
909-631-9598

Airborne Pathogens – *Invisible Foes that have everyone's attention*

Viruses



CV-19

Bacteria



Legionnaires Bacteria

Mold-Fungus



Black Mold

A 1,000 Year Old Problem

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Pathogens Move Quickly and Linger in The Air

Emissions from a Sneeze


26 FEET

Airborne Pathogens are aerosolized–that's the problem to solve

Source: MIT Labs

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Indoor Air Quality-A Significant Problem


NICK UT/AP, GARY A. VASQUEZ/USA
TODAY/REUTERS

1970's US Outdoor Air Quality was Poor!

Los Angeles 1970's and Today

Significant improvement in Air Quality

- Today-Indoor Air Quality-A Growing Problem! Dust, Mold, Bacteria, Viruses
- We now spend 90% of our time indoors at work or at home: Source EPA
- Current products and HVAC systems fall short of providing safe and healthy air



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Source: https://www.epa.gov/report-environment/indoor-air-quality

Introducing the iatrixAir Priority 100 – *Pathogen Destroyer*

Cellular



Sensor Gateway


iatrixAir

aerotru3

For Commercial Restrooms of all types including Major League Teams, Universities, High Schools And Fitness Clubs Locker Rooms

Industry Leading
Fast Remediation Times

Design and Utility Patents Pending

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Requires An Absolute and Automated Solution



1



2



3



Detect

Protect

Remove and Destroy Fast

Inform

Air Quality As A Service – AQAAS

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1

DETECT



Particulate Matter (10.5, 5.0, 2.0, 1.0)

Odor

CO2

VOC

Presence (Doppler)

Air Pressure

Smoke

Temperature

Humidity

Noise

Vibration

Ambient Light

Sensors gather data every 8 to 10 seconds

2

PROTECT





1.2mw/cm2 of UVC energy

Stainless Steel Enclosure



H13 MEDICAL GRADE FILTER

DESTROY

PURIFY

Design and Utility Patents Pending

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3

INFORM

Automated
Edge Processing
Artificial Intelligence
Cellular Connection
Cloud Analytics
Desktop Dashboard
Mobile User Interface
Connects to HVAC systems
Alerts
Notifications
Reports
GPS enabled



CO_2
Ai

Significant Market Opportunities – *32.5M Businesses in US*


Schools


Personal Care


Assisted Living


Hotels Rooms


Elevators


Small Retail


Healthcare


Manufacturing


Restaurants


Public Restrooms

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TARGET: Commercial Restrooms | *CV-19 has made us aware and cautious*


Faster is Safer

25M Public and Commercial Restrooms in US

Average visits to public restrooms is 1 to 5 times per week*

Average visits to commercial restroom 10 times per week*

Source

American Restroom Association

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Market Opportunity


TAM
SAM
SOM

$24B*

TOTAL ADDRESSABLE MARKET AIR PURIFIERS-2025 HOME/BUSINESS

$14.4B

SERVICE ADDRESSABLE MARKET COMMERCIAL MARKET

$7.2B

SERVICE OBTAINABLE MARKET AVAILABLE TO IATRICAIR

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*Grandview-Oct-2020-Global

Business Model – *Air Quality as a Service*

Instead of a box on the floor that requires constant attention
A never touch air quality solution base on a monthly subscription
Everything included filters, lamps, installation, service

B2B Sales and Distribution Model

Sensor Gateway and Priority 100UV *Pathogen Destroyer* → Independent Sales Representatives *10 pts* → Electrical or HVAC Contractors *30 pts* → Businesses – *All Types* Commercial Restrooms Facilities Managers



One of the largest Restroom Installers on West Coast

$1495 MSRP
or
$69 per month*
Includes cellular, filters, lamps

Others' Technologies and Platforms

They use Sq/Ft calculations.
iatrixAir uses Cubic/Ft–*complete space*.

Most filter only, and don't destroy harmful pathogens.
iatrixAir has H13 HEPA medical grade and destroys pathogens on first pass.

Most have slow inactivation rates which means long remediation times.
iatrixAir sensors run every 8 seconds and destroys pathogens on first pass.

Most use unsecure WIFI Connection.
iatrixAir uses secure Cellular connection.

Many use Ionization & Oxidizers that puts more chemicals into air.
iatrixAir only uses light to destroy pathogens.

Most are for consumer markets.
iatrixAir is built for commercial markets.





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Experienced Management Team and Partners



Marc McConnaughey, CEO

- 35 yrs-Photonic/Light Technologies
- 4 Startups
- $110M total raised
- ViewSonic SVP
  $50M to $1.4B Rev
- NPI-Supply-Operations

ViewSonic Light Polymers J/V



Steve Hutchcraft, SVP Strategic Development

- 30+ years HVAC Industry
- Carrier VP
- Amana CEO
- Silicon Valley Alliance of CEO's

Carrier Amana Stanford University HARVARD UNIVERSITY



Henry Artime, CMO

- 30+ years Branding and Marketing
- Founder-Artime Group Pasadena, CA
- Extensive B2B experience

artimegroup California State University Northridge



Bryan Chang, VP R&D

25 yrs in Photonics/Light Technologies

- Engineering-Operations-Asia

Chroma CHROMA ATE INC. Light Polymers J/V

國立交通大學 National Chiao Tung University



Ralph Lloyd, VP Adv. Technologies

- 32 yrs in Materials, Polymers, Chemical Engineering
- DuPont Technical & Managerial Roles
- 18 patents

DUPONT University of Nebraska Lincoln

NTU
National Technology University

Board Members



Warren Lynn
American Air & Water®



Jerry Shi
Angel Investor

Advisors



Scott Nelson
Medical Technology



Daniel Price
IOT-Cloud



Joel Pollack
Display-Light Technologies



Stuart Kaler
Intellectual Property

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Defensible, Speed to Market, and Viability *Post CV-19*



First Pass Inactivation



2a
2b
1b
1a
3a
3b

FIG. 15

Steerable Light in Occupied Spaces

DEFENSIBLE

- Design and Utility Patents: *Designed for FDA Approval*
- *Steerable Disinfecting Light in Occupied Spaces-2 issued patents*
- *Steerable Disinfecting Light-2 provisional patents*
- Light Engine Optical Design and knowhow

SPEED TO MARKET

- First product uses standard components
- UVC well known and trusted technology – *Proven to Use*

VIABILITY-POST PANDEMIC

- Large untapped market opportunities
- Low-cost Corporate Goodwill & Employee Benefits Initiative
- Indoor Air Quality Building Challenge-EPA (Tax Credits)

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Investment Opportunity: Pre-Series Seed $400K



The problem we are solving

- iatrixAir makes interior public spaces free from harmful *Airborne Pathogens*
- We make going back to the office safe now and in the future

How big is the market opportunity?

1. There are 25M public and commercial restrooms in the US.

How are we better than the current offerings?

- We detect faster. We protect faster. We inform faster. Faster is Safer
- iatrixAir is a commercial grade ‘*Pathogen Destroyer,*’ not just an air-purifier
- Fast exchange of all the air in a 1,600 cubic-foot restroom in 230 seconds
- We are leveraging the efficiencies of B2B channels, not direct sales
- Automation Innovation with ‘Air Quality as a Service’

Our team, traction and exit

- We have a tested and operational prototype. Patents filed.
- Highly experienced team in place
- Indoor Air Quality Building Challenge is a market driver
- Our exit plan is by IPO or Acquisition

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Offering Link for Pre-Series Seed https://netcapital.com/companies/iatrixair

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Design and Utility Patents Pending

Thank You

Marc McConnaughey-President/CEO
marcm@iatrixAir.com
909-631-9598

Post CV-19, Indoor Air Quality Remains An Issue

- 42% of employees cited fear of exposure to COVID-19 in the workplace as reason not to return to work
- Indoor Air Pollution or IAQ matters to building occupants
- Indoor Air Pollution matters to Employers as it matters to occupants
- Increasing Health regulations will force compliance: CA OSHA P&P No C-48 as an example
- Indoor Air Pollution matters to Building Owners/Operators as if tenants care they must care
- Costs is not a limiting factor-justifying occupant health to ROI is not a sustainable strategy
- Digitized Real Estate Assets will include IAQ certificates

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Source: Pew Research February 16, 2022